BINDING TERM SHEET

FOR THE ACQUISITION OF TELVANTIS VOICE SERVICES, INC.

This Binding Term Sheet (“Term Sheet”) is entered into and effective as of September 29, 2025, by and among:

•Spectral Capital Corporation, a Nevada corporation (“Spectral”); and

•Telvantis Voice Services, Inc., a Florida corporation (“Telvantis” or the “Company”).

Together, Spectral and Telvantis are referred to as the “Parties.”

1. Transaction Overview

Spectral shall acquire 100% of the issued and outstanding capital stock of Telvantis (the “Transaction”). The closing of the Transaction shall occur on a mutually agreed date following completion of due diligence and satisfaction of closing conditions (the “Closing Date”).  Telvantis shall be delivered to Spectral without debt and without any other operating subsidiaries that have debt except as approved by Spectral.

2. Purchase Price

The consideration payable by Spectral to the shareholders of Telvantis for the Transaction shall consist of 10,000,000 shares of common stock of Spectral (the “Initial Shares”) consisting of the Earn Out Shares described in Section 4 below consisting of up to 8,500,000 shares and initial consideration of 1,500,000 shares for total consideration of 10,000,000 common shares of Spectral (“Spectral Shares”).

3. Lock-Up Terms

The Spectral Shares shall be subject to a lock-up period of 12 months from the Closing Date. Early Release may occur only with the prior written consent of Spectral. Release will only occur upon Telvantis meeting the Performance Milestones set forth below.  Shares are also subject to reasonable trickle-out provisions pursuant to Spectral’s uplisting on the NASDAQ.:

4. Performance Milestones

The lock-up shall terminate at 12 months if and only if Telvantis achieves, on a consolidated basis in 2026:

-Annual revenues of at least $240,000,000 (USD); and

-At least one million dollars in annualized operating profits (GAAP basis).

If Telvantis fails to achieve the performance milestones, Spectral may extend the lock-up for 12 additional months and/or return the Telvantis stock and cancel the Spectral shares at its option.

In addition to the 1,500,000 initial shares, Telvantis shareholders may earn up to an additional 8,500,000 Spectral Shares over and above the initial shares.  These Spectral Shares shall be earned in the event that Telvantis can achieve total annualized operating profit of $10,000,000 for the year 2026.  Telvantis may achieve partial earn out of such goals at a rate of 1,000,000 shares for each additional $1,000,000 in operating profit Telvantis achieves above $1,500,000 (meaning no additional shares are due for the first $500,000 of profit increase above the $1,000,000 required minimum).  In addition, Telvantis may also meet the milestone by achieving $665,000,000 in total annualized revenue at the same or superior operating margin as the current Telvantis revenue.  Such a milestone may also be met on a pro rata basis.  Such a calculation will be made at the end of 2026 and the shares will be released for sale at that time subject to the lock up and trickle out provisions listed above.

5. Due Diligence

The Transaction is subject to the satisfactory completion of financial, legal, and operational due diligence by Spectral.

6. Audited Financial Statements

Telvantis shall, at its own expense, provide audited financial statements prepared in accordance with U.S. GAAP and audited by a PCAOB-registered independent accounting firm.

7. Closing Conditions

Closing will be subject to customary conditions, including but not limited to:

-Delivery of audited financial statements.

-Completion of due diligence to Spectral’s satisfaction.

-Approval by the Boards of Directors of both Parties.

-Execution of a definitive Stock Purchase Agreement and related documents.

8. Representations and Warranties

Each Party shall provide standard representations and warranties customary for a private company stock acquisition, including ownership of shares, authority, compliance with laws, financial statements, liabilities, tax matters, intellectual property, and SEC filings (for Spectral).

9. Expenses

Each Party shall bear its own legal and professional expenses related to this Transaction.

10. Governing Law

This Term Sheet shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to its conflicts of law principles.

11. Binding Effect

This Term Sheet is binding and enforceable upon execution by the Parties. The Parties agree to negotiate and enter into definitive agreements consistent with the terms herein as soon as practicable.

IN WITNESS WHEREOF, the Parties have executed this Binding Term Sheet as of the date first written above.

SPECTRAL CAPITAL CORPORATION

By: ___________________________

Name: Jenifer Osterwalder

Title: President and CEO

TELVANTIS VOICE SERVICES, INC.

By: ___________________________

Name:  Daniel Contreras

Title: Director